UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                      OP-TECH ENVIRONMENTAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    683815104
                                 (CUSIP Number)

                                 Richard Messina
                         750 Lexington Ave., 24th Floor
                            New York, New York 10022
                                 (212) 308-4155

                                    Copy to:
                             Steven A. Sanders, Esq.
                             Spitzer & Feldman P.C.
                                 405 Park Avenue
                            New York, New York 10022
                                 (212) 888-6680


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 13, 2002

             (Date of Event which Requires Filing of this Statement)

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only).

          Richard Messina

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   N/A
          (b)   N/A

3.    SEC Use Only

4.    Source of Funds (See Instructions) - OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.    Citizenship or Place of Organization - U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person

7.    Sole Voting Power - 3,697,851

8.    Share Voting Power - None

9.    Sole Dispositive Power - 3,697,851

10.   Shared Dispositive Power - None

11.   Aggregate Amount Beneficially Owned by Each Reporting Person - 3,697,851

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11) -  18.7%

14.   Type of Reporting Person (See Instructions) - IN


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

Item 1. Security and Issuer

      This statement relates to shares of common stock, par value $0.01 per share, of Op-Tech Environmental Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6392 Deere Road, Syracuse, NY 13206.

Item 2. Identity and Background

      This statement is being filed by Richard Messina (the "Reporting Person"), a United States citizen having an office located at 750 Lexington Avenue, 24th Floor, New York, New York 10022.

      The Reporting Person is engaged in the business of investing in securities as principal and as the agent for other persons. The Reporting Person has not been, to the best knowledge of the Reporting Person, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The shares were acquired over a period of 11 years and the money used to purchase the common stock was from a combination of personal money and money received in his capacity as a trustee and as a manager of private equity funds. The Reporting Person personally owns 833,453 shares of the Issuer's common stock and purchased these securities using personal funds.

      Benchmark-Pellinore Group, Inc., of which the Reporting Person is the sole shareholder, owns 228,465 shares of common stock and has a warrant to purchase up to 480,000 shares of the Issuer's common stock. The proceeds used to purchase the shares of common stock came from working capital of the corporation, and the warrants were issued to the corporation as compensation for its services as a placement agent in a recent private offering made by the Issuer.

      Summit Capital Associates owns 1,100 shares of the Issuer's common stock. The Reporting Person is the sole owner of Summit Capital Associates. The proceeds used to purchase the stock came from the working capital of the company.


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

      SCA Retirement Plan, of which the Reporting Person acts as the Trustee, owns 488,167 shares of the Issuers common stock. The proceeds used to purchase these shares came from the personal funds of the beneficiaries.

      Lexdale Partners, a private equity fund that is co-managed by the Reporting Person, owns 1,666,666 shares of the Issuers common stock. The proceeds used to purchase the shares of common stock came from the personal funds of the private equity funds investors.

Item 4. Purpose of Transaction

      The purpose for the purchases of the Issuer's securities was for investment purposes only. The Reporting Persons does not have any plan or proposal which would relate to or would result in: a) the acquisition of additional or disposition of the Issuer's securities, b) an extraordinary corproate transaction, c) a sale or transfer of a material amount of the Issuer's assets, d) any change in the present Board of Directors of the Issuer,
e) any change in the capitilization of the Issuer, f) any material change in the business structure of the Issuer, g) any change in the Issuer's charter or bylaws, h) a class of securities that cease to be quoted in an inter-dealer quotation system, i) a class of equity securities becoming eligible for termination of registration, or j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) and (b) As of June 13, 2002, the Reporting Person held the sole power to vote and dispose of 3,217,851 shares of the Issuer's common stock and 480,000 warrants to purchase the Issuer's common stock. The Reporting Person owns the shares in the following manner:

      1. The Reporting Person personally owns 833,453 shares of the Issuer's common stock and purchased these securities using personal funds;

      2. Benchmark-Pellinore Group, Inc., of which the Reporting Person is the sole shareholder, owns 228,465 shares of common stock and has a warrant to purchase up to 480,000 shares of the Issuer's common stock. The proceeds used to purchase the shares of common stock came from working capital of the corporation, and the warrants were issued to the corporation as compensation for its services as a placement agent in a recent private offering made by the Issuer;

      3. Summit Capital Associates owns 1,100 shares of the Issuer's common stock. The Reporting Person is the sole owner of Summit Capital Associates. The proceeds used to purchase the stock came from the working capital of the company;


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

      4. SCA Retirement Plan, of which the Reporting Person acts as the Trustee, owns 488,167 shares of the Issuers common stock. The proceeds used to purchase these shares came from the personal funds of the beneficiaries; and

      5. Lexdale Partners, a private equity fund that is co-managed by the Reporting Person, owns 1,666,666 shares of the Issuers common stock. The proceeds used to purchase the shares of common stock came from the personal funds of the private equity funds investors.

      (c) The only transactions involving the person and entities listed in (a) above and the Issuer's securities that were effected during the past 60 days was the private placement of 8,000,000 shares of the Issuer's common stock. On June 13, 2002, the Issuer privately placed 8,000,000 shares pursuant to Regulation D which allows the securities to be issued without registering the securities. Benchmark-Pellinore Group, Inc. acted as the placement agent for the Issuer and received a warrant to purchase 480,000 shares of the Issuer's common stock as compensation for its services.

      (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares of the Issuer Common Stock referred to in this Item 5. To the best knowledge of the Reporting Person, no person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock.

      (e) Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for the warrants received as compensation for the placement agent services provided to the Issuer, there are no contract, arrangements or understandings with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

      There is no material that will be filed as an exhibit


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Richard Messina
                                    --------------------------------
                                        Richard Messina


DATED: June ___, 2002


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